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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b)
AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 1)*

Tercica, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
88078L 10 5
(CUSIP Number)
December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 11 pages

CUSIP No.	88078L 10 5	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Prospect Venture Partners II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 77-0565416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,063,540 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

3,063,540 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,063,540 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.68% (3)

12	TYPE OF REPORTING PERSON*:

PN

(1) This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,017,588 shares held by PVP II; and (ii) 45,952 shares held by PA II. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by the Prospect Entities, however, they disclaim beneficial ownership of the shares held by the Prospect Entities, except to the extent of their pecuniary interests therein, and any shares held in their name. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2005.
(3) This percentage is calculated based upon 31,642,775 shares of the Issuer’s common stock outstanding (as of October 25, 2005), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 4, 2005.

Page 2 of 11 pages

CUSIP No.	88078L 10 5	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Prospect Associates II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 77-0584739

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,063,540 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

3,063,540 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,063,540 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.68% (3)

12	TYPE OF REPORTING PERSON*:

PN

(1) This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,017,588 shares held by PVP II; and (ii) 45,952 shares held by PA II. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by the Prospect Entities, however, they disclaim beneficial ownership of the shares held by the Prospect Entities, except to the extent of their pecuniary interests therein, and any shares held in their name. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2005.
(3) This percentage is calculated based upon 31,642,775 shares of the Issuer’s common stock outstanding (as of October 25, 2005), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 4, 2005.

Page 3 of 11 pages

CUSIP No.	88078L 10 5	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Prospect Management Co. II, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 77-0565417

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,063,540 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

3,063,540 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,063,540 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.68% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*:

OO

(1) This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,017,588 shares held by PVP II; and (ii) 45,952 shares held by PA II. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by the Prospect Entities, however, they disclaim beneficial ownership of the shares held by the Prospect Entities, except to the extent of their pecuniary interests therein, and any shares held in their name. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2005.
(3) This percentage is calculated based upon 31,642,775 shares of the Issuer’s common stock outstanding (as of October 25, 2005), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 4, 2005.

Page 4 of 11 pages

CUSIP No.	88078L 10 5	Page	5	of	11

1	NAMES OF REPORTING PERSONS: David Schnell

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,063,540 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

3,063,540 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,063,540 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.68% (3)

12	TYPE OF REPORTING PERSON*:

IN

(1) This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,017,588 shares held by PVP II; and (ii) 45,952 shares held by PA II. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by the Prospect Entities, however, they disclaim beneficial ownership of the shares held by the Prospect Entities, except to the extent of their pecuniary interests therein, and any shares held in their name. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2005.
(3) This percentage is calculated based upon 31,642,775 shares of the Issuer’s common stock outstanding (as of October 25, 2005), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 4, 2005.

Page 5 of 11 pages

CUSIP No.	88078L 10 5	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Alexander E. Barkas

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		36,250 shares of Common Stock (2)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,063,540 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		36,250 shares of Common Stock (2)

WITH:	8	SHARED DISPOSITIVE POWER:

3,063,540 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,099,790 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.80% (3)

12	TYPE OF REPORTING PERSON*:

IN

(1) This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,017,588 shares held by PVP II; and (ii) 45,952 shares held by PA II. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by the Prospect Entities, however, they disclaim beneficial ownership of the shares held by the Prospect Entities, except to the extent of their pecuniary interests therein, and any shares held in their name. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2005.
(3) This percentage is calculated based upon 31,642,775 shares of the Issuer’s common stock outstanding (as of October 25, 2005), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 4, 2005.

Page 6 of 11 pages

CUSIP No.	88078L 10 5	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Russell C. Hirsch

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,063,540 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

3,063,540 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,063,540 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.68% (3)

12	TYPE OF REPORTING PERSON*:

IN

(1) This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,017,588 shares held by PVP II; and (ii) 45,952 shares held by PA II. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by the Prospect Entities, however, they disclaim beneficial ownership of the shares held by the Prospect Entities, except to the extent of their pecuniary interests therein, and any shares held in their name. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2005.
(3) This percentage is calculated based upon 31,642,775 shares of the Issuer’s common stock outstanding (as of October 25, 2005), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 4, 2005.

Page 7 of 11 pages

CUSIP No.	88078L 10 5	Page	8	of	11

1	NAMES OF REPORTING PERSONS: James B. Tananbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,063,540 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

3,063,540 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,063,540 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.68% (3)

12	TYPE OF REPORTING PERSON*:

IN

(1) This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,017,588 shares held by PVP II; and (ii) 45,952 shares held by PA II. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by the Prospect Entities, however, they disclaim beneficial ownership of the shares held by the Prospect Entities, except to the extent of their pecuniary interests therein, and any shares held in their name. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2005.
(3) This percentage is calculated based upon 31,642,775 shares of the Issuer’s common stock outstanding (as of October 25, 2005), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 4, 2005.

Page 8 of 11 pages

Item 1

(a)	Name of Issuer:	Tercica, Inc.

(b)	Address of Issuer’s Principal Executive Offices:			2000 Sierra Point Parkway, #400 Brisbane, CA 94005

Item 2

(a)	Name of Person(s) Filing:

Prospect Venture Partners II, L.P. (“PVP II”)
Prospect Associates II, L.P. (“PA II”)
Prospect Management Co. II, L.L.C. (“PMC II”)
David Schnell (“Schnell”)
Alexander E. Barkas (“Barkas”)
Russell C. Hirsch (“Hirsch”)
James B. Tananbaum (“Tananbaum”)

(b)	Address of Principal Business Office:			c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301

(c)	Citizenship:

	Entities:	PVP II	-	Delaware
		PA II	-	Delaware
		PMC II	-	Delaware

	Individuals:	Schnell	-	United States of America
		Barkas	-	United States of America
		Hirsch	-	United States of America
		Tananbaum	-	United States of America

(d)	Title of Class of Securities:		Common Stock

(e)	CUSIP Number:	88078L 10 5

Item 3	Not applicable.

Page 9 of 11 pages

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2005:

		Warrants	Sole	Shared	Sole	Shared
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Prospect Entities	Directly	Directly	Power	Power	Power	Power	Ownership	of Class(2)
Prospect Venture Partners II, L.P.	3,063,540	0	0	3,063,540	0	3,063,540	3,063,540	9.68%
Prospect Associates II, L.P.	3,063,540	0	0	3,063,540		3,063,540	3,063,540	9.68%
Prospect Management Co. II, L.L.C. (1)	0	0	0	3,063,540	0	3,063,540	3,063,540	9.68%
David Schnell (1)	0	0	0	3,063,540	0	3,063,540	3,063,540	9.68%
Alexander E. Barkas	0	0	36,250	3,063,540	36,250	3,063,540	3,099,790	9.80%
Russell C. Hirsch (1)	0	0	0	3,063,540	0	3,063,540	3,063,540	9.68%
James B. Tananbaum (1)	0	0	0	3,063,540	0	3,063,540	3,063,540	9.68%

(1)	Prospect Management Co. II, L.L.C. (“PMC II”) serves as the sole general partner of Prospect Venture Partners II, L.P., and owns no securities of the Issuer directly. Schnell, Tananbaum and Hirsch serve as Managing Directors of PMC II, and each owns no securities of the Issuer directly.

(2)	This percentage is calculated based upon 31,642,775 shares of the Issuer’s common stock outstanding (as of October 25, 2005), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 4, 2005.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Page 10 of 11 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2006

PROSPECT VENTURE PARTNERS II, L.P.

By:	Prospect Management Co. II, L.L.C.
Its:	General Partner

By:	/s/ David Schnell

Name:	David Schnell

Managing Director

PROSPECT ASSOCIATES II, L.P.

By:	Prospect Management Co. II, L.L.C.
Its:	General Partner

By:	/s/ David Schnell

Name:	David Schnell

Managing Director

PROSPECT MANAGEMENT CO. II, L.L.C.

By:	/s/ David Schnell

Name:	David Schnell

Managing Director

/s/ David Schnell
David Schnell

/s/ Alexander E. Barkas
Alexander E. Barkas

/s/ Russell C. Hirsch
Russell C. Hirsch

/s/ James B. Tananbaum
James B. Tananbaum
Exhibit(s):
A — Joint Filing Statement

Page 11 of 11 pages

EXHIBIT A
JOINT FILING STATEMENT
We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Tercica, Inc. is filed on behalf of each of us.
Dated: February 13, 2006

PROSPECT VENTURE PARTNERS II, L.P.

By:	Prospect Management Co. II, L.L.C.
Its:	General Partner

By:	/s/ David Schnell

Name:	David Schnell

Managing Director

PROSPECT ASSOCIATES II, L.P.

By:	Prospect Management Co. II, L.L.C.
Its:	General Partner

By:	/s/ David Schnell

Name:	David Schnell

Managing Director

PROSPECT MANAGEMENT CO. II, L.L.C.

By:	/s/ David Schnell

Name:	David Schnell

Managing Director

/s/ David Schnell
David Schnell

/s/ Alexander E. Barkas
Alexander E. Barkas

/s/ Russell C. Hirsch
Russell C. Hirsch

/s/ James B. Tananbaum
James B. Tananbaum